July 19, 2012

Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618
Santiago, Chile 8240400

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
John Reynolds
Assistant Director

Re: PN Med Group Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed July 11, 2012
    File No. 333-181229

As per your comments dated July 18, 2012 please see the following responses:

Use of Proceeds, page 9

1. We note your response to comment 1 in our letter dated July 9, 2012, and we reissue, in part, the comment. We note that you will allocate $10,000 to legal and professional fees in all of your scenarios and your disclosure on page 10 that if you are unable to raise at least $25,000 you will allocate your proceeds as described in the $25,000 scenario. However, it remains unclear how you intend to use any additional proceeds if you raise less than $25,000. Please your use of proceeds section and your plan of operations to state, if true, that once you have paid your legal and professional fees of $25,000, you will allocate your proceeds proportionally to the other uses described in your $25,000 scenario.

Response: We have revised our plan of operations and use of proceeds section to state that if we raise less than $25,000, we will spend $10,000 on legal and professional fees and then allocate the remaining proceeds to other uses proportionally as described in the $25,000 scenario.

Sincerely,


/s/ Pedro Perez Niklitschek
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Pedro Perez Niklitschek
President
PN Med Group Inc.